UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

SONOSITE, INC.

(Name Of Subject Company (Issuer))

SONOSITE, INC.

(Name of Filing Persons (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

83568G104

(CUSIP Number of Class of Securities)

Kevin M. Goodwin

President and Chief Executive Officer

SonoSite, Inc.

21919 30th Drive SE

Bothell, Washington 98021-3904

(425) 951-1200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Alan C. Smith

Fenwick & West LLP

1191 Second Avenue, 10th Floor

Seattle, Washington 98101

(206) 389-4510

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$100,000,000	$7,130

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million of the aggregate amount of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,130
Form or Registration No.:	Schedule TO
Filing Party:	SonoSite, Inc.
Date Filed:	January 19, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 19, 2010, as amended by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on January 28, 2010 (together with the exhibits thereto, this “Schedule TO”) relating to a tender offer by SonoSite, Inc. (“SonoSite” or the “Company”) to purchase shares of its common stock, par value $0.01, for an aggregate purchase price of $100 million, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 19, 2010 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”). This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offer to Purchase, the Letter of Transmittal and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1. The Price Range of Shares chart in Section 8 on page 25 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

	High	Low
Fiscal Year Ended December 31, 2008
First Quarter	$39.20	$24.57
Second Quarter	$33.45	$27.20
Third Quarter	$38.74	$27.17
Fourth Quarter	$31.29	$15.62

Fiscal Year Ended December 31, 2009
First Quarter	$20.58	$15.61
Second Quarter	$20.80	$15.27
Third Quarter	$28.48	$18.00
Fourth Quarter	$29.16	$21.89

Fiscal Year Ended December 31, 2010
First Quarter (through January 15, 2010)	$28.65	$23.61

2. The Interests of Directors and Executive Officers chart in Section 11 on page 28 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

	Number of Shares (1)	Percentage of Class
5% Stockholders

Wells Fargo & Company and affiliated entities (2) 420 Montgomery Street San Francisco, CA 94163	2,671,443	15.4%

BlackRock, Inc. (2) 40 East 52nd Street New York, NY 10022	1,764,938	10.2%

Capital World Investors (2) 333 South Hope Street, 55th Floor Los Angeles, CA 90071	1,184,100	6.8%

Barclays Global Investors, NA and affiliated entities (2) 400 Howard Street San Francisco, CA 94105	1,049,911	6.0%

Kevin Goodwin (3)	300,366	1.7%

Michael Schuh (4)	152,125	*

Kirby L. Cramer (5)	108,000	*

Jacques Souquet.Ph.D. (6)	101,794	*

William G. Parzybok, Jr. (7)	96,500	*

Steven R. Goldstein, M.D. (8)	85,600	*

Graham Cox (8)	82,608	*

Robert G. Hauser, M.D. (10)	52,000	*

Carmen L. Diersen (11)	42,500	*

Paul V. Haack (12)	32,000	*

James Gilmore (13)	33,623	*

James Branman (14)	17,944	*

Richard O. Martin, Ph.D (15)	10,000	*

All Executive Officers and Directors as a Group (16 people)	1,115,327	6.4%

* Less than 1%

(1)	Consists of shares subject to options exercisable within 60 days of January 15, 2010.
(2)	Based on publicly available information as of December 31, 2009, as contained in a Schedule 13G filed with the SEC.
(3)	Includes 128,559 shares that are subject to stock options that may be exercised within 60 days of January 15, 2010.
(4)	Includes 133,625 shares that are subject to stock options that may be exercised within 60 days of January 15, 2010.
(5)	Includes 75,000 shares that are subject to stock options that may be exercised within 60 days of January 15, 2010. Includes 2,000 shares held by Mr. Cramer’s spouse.
(6)	Includes 75,000 shares that are subject to stock options that may be exercised within 60 days of January 15, 2010.
(7)	Includes 75,000 shares that are subject to stock options that may be exercised within 60 days of January 15, 2010.
(8)	Includes 75,000 shares that are subject to stock options that may be exercised within 60 days of January 15, 2010.
(9)	Includes 54,375 shares that are subject to stock options that may be exercised within 60 days of January 15, 2010.
(10)	Includes 45,000 shares that are subject to stock options that may be exercised within 60 days of January 15, 2010.
(11)	Includes 35,000 shares that are subject to stock options that may be exercised within 60 days of January 15, 2010.
(12)	Includes 25,000 shares that are subject to stock options that may be exercised within 60 days of January 15, 2010.
(13)	Includes 5,625 shares that are subject to stock options that may be exercised within 60 days of January 15, 2010.
(14)	Includes 3,634 shares that are subject to stock options that may be exercised within 60 days of January 15, 2010.
(15)	Includes 0 shares that are subject to stock options that may be exercised within 60 days of January 15, 2010.

3. The Letter of Transmittal is hereby amended to add, following the concluding paragraph of the Letter of Transmittal, the following paragraphs as set forth therein:

“We do not view the certification made by shareholders tendering their shares that they have ‘read, understand, and agree to all the terms of the Offer’ as a waiver of liability and we agree not to assert that this provision constitutes a waiver of liability.”

“The signed returned Letters of Transmittal received by the Company will be accepted as if there is no certification that the shareholder tendering shares has read, understood and agrees to all the terms of the Offer or legend relating to Treasury Department Circular 230.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SonoSite, Inc.

Dated: February 16, 2010	By:	/S/ MICHAEL J. SCHUH
	Name:	Michael J. Schuh
	Title:	Vice President and Chief Financial Officer